EXHIBIT 20

For Immediate Release	September 27, 2018

BOWL AMERICA ON A ROLL OF INCREASED EARNINGS

Bowl America Incorporated today reported earnings per share of $.73 for its fiscal year ended July 1, 2018, compared to $.48 in the prior fiscal year ended July 2, 2017. Per share earnings for the fiscal 2018 fourth quarter were $.10, up $.03 compared to the fiscal 2017 fourth quarter.

The Company believes that fewer snow storms and more rainy weekends during fiscal 2018 contributed to increased traffic resulting in an improvement to revenues and a 20% increase in operating income. As previously reported, the Tax Cuts and Jobs Act of December 2017 provided a one time tax benefit of approximately $.13 per share, and also reduced our corporate tax rate for the 2018 fiscal year. The Company’s tax rate will further decrease in fiscal 2019, our first full year under the new rate.

A more detailed explanation of results is available in the Company’s Form 10-K filing available through the website www.bowlamericainc.com. Bowl America operates 18 bowling centers and its Class A common stock trades on the NYSE American under the symbol BWLA.

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BOWL AMERICA INCORPORATED

Results of Operations

	Thirteen	Thirteen	Fifty-two	Fifty-two
	Weeks Ended	Weeks Ended	Weeks Ended	Weeks Ended
	07/01/18	07/02/17	07/01/18	07/02/17
Operating Revenues
Bowling and other	$3,829,858	$3,633,124	$17,486,194	$16,887,857
Food, beverage and merchandise sales	1,682,532	1,509,708	7,284,690	7,044,647
	5,512,390	5,142,832	24,770,884	23,932,504
Operating expenses excluding depreciation and amortization	4,754,199	4,626,134	19,805,533	19,697,080
Depreciation and amortization	233,970	145,389	946,106	973,849
(Loss) gain on disposition of assets	(3,306)	43,596	(3,306)	77,972
Interest, dividend and other income	94,935	96,596	387,531	412,299
Interest expense	-	-	-	6,296
Earnings (loss) before taxes	615,850	511,501	4,403,470	3,745,550

Net Earnings	551,260	349,057	3,785,985	2,451,110
Comprehensive Earnings	$420,933	$68,852	$3,406,742	$1,946,511

Weighted average shares outstanding	5,160,971	5,160,971	5,160,971	5,160,971

EARNINGS PER SHARE	.10	.07	.73	.48

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SUMMARY OF FINANCIAL POSITION

Dollars in Thousands

	07/01/18	07/02/17
ASSETS
Total current assets including cash and short-term investment of $3,166 and $3,556	$4,610	$4,646
Property and investments	24,299	24,972
TOTAL ASSETS	$28,909	$29,618

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities	$3,096	$2,986
Other liabilities	1,329	2,046
Stockholders' equity	24,484	24,586
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$28,909	$29,618